FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
IR@axtel.com.mx

EFFECTIVE DATE FOR STOCK SPLIT IS OCTOBER 8, 2007

•	The three-for-one stock split will take place on October 8, 2007

•	CPO and ADS holders are not required to take any action

San Pedro Garza García, Mexico, September 28, 2007 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”), a Mexican fixed-line integrated telecommunications company announced today that, with the intention of increasing the stock’s liquidity by establishing a share price more appropriate to the Mexican stock market, and as disclosed on September 4, 2007, the Company will distribute three new shares in exchange for each of its existing shares, effective October 08, 2007.

Accordingly, additional Ordinary Participation Certificates, or CPOs, and American Depositary Shares, or ADSs, will be issued to represent the increase in the respective underlying securities. As of the effective date, investors will own three CPOs for each CPO they currently own, and ADS holders will also own three ADSs for each ADS they currently possess.

CPO and ADS holders are not required to take any action as the exchange and cancellation of shares, distribution of additional CPO’s and receipts representing ADSs will be carried out via the respective depositary institutions.

Effective October 8, 2007, the Company’s outstanding capital stock will consist of 96,636,627 outstanding Series A shares and 8,672,716,596 outstanding Series B shares. Each CPO will continue to represent a financial interest in seven Series B shares and each ADS will continue representing seven CPOs.

AXTEL, listed on the Mexican Stock Exchange since December 2005, reported $5,943 million pesos in revenue during the first six months of 2007, and 844,000 lines in service as of June 30, 2007.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 23 cities and long distance telephone services to business and residential customers in over

200 cities. The twenty-three cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico, Cuernavaca, Morelia, Merida, Xalapa and Hermosillo.

Visit AXTEL on the web at www.axtel.com.mx